CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

February 3, 2005

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0304
Washington, D.C. 20549-0304

RE: Middle Kingdom Resources Ltd.
Form SB-2 Registration Statement
File No. 333-120051

Dear Mr. Reynolds:

In response to your letter of comments dated January 25, 2005, please be advised as follows:

Risk Factors

1. The mitigating language has been deleted.

Business

2. Disclosure of the appropriate method of accounting has been provided.

Management's Discussion and Analysis

3. As per your comment, revisions have been made to the text. The revisions you have requested has been provided.

Financial Statements

4. A going-concern language has been provided.

Securities and Exchange Commission
RE: Middle Kingdom Resources Ltd.
Form SB-2 Registration Statement
File No. 333-120051
February 3, 2005

5. The disclosure from "Certain Transactions" has been provided as well as disclosure of the currency.

6 The criteria the company utilized is by geographic area. Currency clarification has been provided as well.

General

7. The financials have been updated.

8. A new consent of the independent accountant has been provided.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak